UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
✓ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
The Humble Shoe Company, Inc.

Legal status of issuer

    Form
    Public Benefit Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    November 16, 2018

Physical address of issuer
33 5TH AVENUE, APT 12A, NEW YORK, NEW YORK 10003

Website of issuer
www.aeranewyork.com

Current number of employees
0

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$ 276,144	$ 176,575
Cash & Cash Equivalents	$ 114,954	$ 11,928
Accounts Receivable	$ 437	$ 437
Short-term Debt	$ 300,000	$ 300,000
Long-term Debt	$ 484,920	$ 0
Revenues/Sales (Net)	$ 84,096	$ 63,353
Cost of Goods Sold	$ 43,710	$ 20,494
Taxes Paid	$ 0	$ 0
Net Income	$ (385,351)	$ (796,129)


April 28, 2021

FORM C-AR

The Humble Shoe Company, Inc. (d.b.a. AERA)




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by The Humble Shoe Company, Inc., a Delaware Public Benefit Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://aeranewyork.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY 5
    The Business 5
RISK FACTORS 5
    Risks Related to the Company's Business and Industry 5
BUSINESS 7
    Description of the Business 7
    Business Plan 7
    The Company's Products 7
    Competition 8
    Customer Base 8
    Intellectual Property 8
    Governmental/Regulatory Approval and Compliance 8
    Litigation 8
DIRECTORS, OFFICERS AND EMPLOYEES 8
    Directors 8
    Officers 8
    Employees 9
CAPITALIZATION, DEBT AND OWNERSHIP 9
    Capitalization and Debt 9
    Ownership 11
FINANCIAL INFORMATION 12
    Operations 12
    Liquidity and Capital Resources 12
    Capital Expenditures and Other Obligations 12
    Material Changes and Other Information 12
    Trends and Uncertainties 12
    Restrictions on Transfer 12
TRANSACTIONS WITH RELATED PERSONS, CONFLICTS OF INTEREST AND BAD ACTORS DISCLOSURE 13
    Related Person Transactions and Conflicts of Interest 13
    Bad Actor Disclosure 13
EXHIBITS 14

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Humble Shoe Company, Inc. (d.b.a. AERA) is a Delaware Public Benefit Corporation, incorporated on November 16, 2018.

The Company is located at 33 5TH AVENUE, APT 12A, NEW YORK, NEW YORK 10003.

The Company's website is www.aeranewyork.com.

The information available on or through our website is not a part of this Form C-AR.

The Business
The Humble Shoe Company, Inc., d.b.a. AERA, sells luxury, handmade, vegan and sustainable footwear. It primarily conducts direct to consumer sales online through its website, but the company also works with retail partners at the wholesale level. The company designs timeless and seasonless women's shoes, using Italian made, eco-friendly and all vegan materials, and then works with small, family owned, artisan footwear manufacturers in Veneto, Italy, the world's center of luxury shoe-making for centuries, to produce these shoes. The company then conducts an extensive Life Cycle Assessment (LCA) study on all its products, in cooperation with SCS Global Services, a leader in third-party environmental and sustainability certification, through which it measures and transparently presents the full environmental impacts of the manufacturing and transportation of its products. Finally, the company works with accredited third parties and invests in environmental Offsets that mitigate the aforementioned environmental impacts by 110%, including Global Warming Emissions, Fresh Water Use and Plastic Use, which allows the company to accurately claim that AERA shoes are Good for People and Good for the Planet. The products are Carbon Negative Certified, and the company is also a Pending B Corp.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our products. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing, and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide components and services for our products.
We depend on suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or

subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face the threat of attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information

on social media platforms is virtually immediate, as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of customer data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Our business is subject to seasonal fluctuations.
Our business is subject to seasonal fluctuations in that our sales are typically higher during certain months, affecting performance during affected quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results.

BUSINESS

Description of Business
The Humble Shoe Company, Inc., d.b.a. AERA, sells luxury, handmade, vegan and sustainable footwear. It primarily conducts direct to consumer sales online through its website, but the company also works with retail partners at the wholesale level. The company designs timeless and seasonless women's shoes, using Italian made, eco-friendly and all vegan materials, and then works with small, family owned, artisan footwear manufacturers in Veneto, Italy, the world's center of luxury shoe-making for centuries, to produce these shoes. The company then conducts an extensive Life Cycle Assessment (LCA) study on all its products, in cooperation with SCS Global Services, a leader in third-party environmental and sustainability certification, through which it measures and transparently presents the full environmental impacts of the manufacturing and transportation of its products. Finally, the company works with accredited third parties and invests in environmental Offsets that mitigate the aforementioned environmental impacts by 110%, including Global Warming Emissions, Fresh Water Use and Plastic Use, which allows the company to accurately claim that AERA shoes are Good for People and Good for the Planet. The products are Carbon Negative Certified, and the company is also a Pending B Corp.

Business Plan
The company does not expect to achieve positive EBITDA or net profit in the next 12 months. Based on our 3 year (2020-2022) plan, we expect the company to turn profitable in 2022. In the meantime, the company will focus on increasing direct-to-consumer online sales in the United States, and entering into more wholesale agreements with select retail partners around the world.

The Company's Products

Product	Description	Current Market
AERA luxury footwear for women	Artisanally made in Italy, luxury, vegan and 110% sustainable footwear for women.	We currently focus on both the direct-to-consumer and wholesale markets, primarily in the United States, with a more limited current focus on international sales.

Competition

Although no other luxury footwear brand that we know of can claim that they measure and present their full environmental impact, and then invest to offset it by 110%, thus being certified Carbon Negative, a number of brands offer footwear with a sustainable or ethical message. These include Taylor & Thomas, Veerah, Sydney Brown, Beyond Skin, Bhava, Mink and other companies that offer footwear in general or companies that provide products that they market as sustainable. We also consider Stella McCartney and similar companies to be competitors, although this particular and other similar brands are not focused on shoes.

In addition, the markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors, such as Chanel, Christian Louboutin, Jimmy Choo, Dolce & Gabbana and Gucci. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors, and we may not be able to compete successfully in either the socially conscious and sustainable product markets, or the broader consumer product market in general

Customer Base

Our focus is targeted primarily at women in the United States, but we have also begun to expand our international wholesale sales. We have initially targeted consumers who are 25 to 55 year who are eco-conscious, vegan, or sustainability or ethically focused.

Intellectual Property

The Company currently does not have any issued or pending patents or patent applications. The Company has submitted but suspended trademark applications for AERA in the United States, Canada, the European Union, the United Kingdom and China, and currently does not hold any issued trademarks.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. The Company may also be subject to the laws and regulations of other jurisdictions, including the laws of Italy and the European Union with respect to its manufacturing processes. These laws and regulations are subject to change.

Litigation

None

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The Sole Director of the Company is Tina Bhojwani – see below.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Tina Bhojwani	Chief Executive Officer	Over the past three years, Tina Bhojwani has primarily developed the AERA brand and built the framework for the Company as its Chief Executive Officer. Prior to joining AERA, Ms. Bhojwani was the President of North American operations at Dolce & Gabbana, an internationally renowned fashion brand. Prior to Dolce & Gabbana, Ms. Bhojwani spent nearly 20 years at Theory and Donna Karan in high level positions.	Ms. Bhojwani received her Bachelors of Science and Business Administration from Georgetown University.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company does not currently have any full-time employees, as Ms. Bhojwani and others provide services through consulting relationships.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization and Debt

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding/Face Value	6,875,000
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Not applicable
Percentage ownership of the Company by the holders of such security.	55%

Type of security	Series Seed Preferred Stock
Amount outstanding/Face Value	5,625,000
Voting Rights	1 vote per share
Anti-Dilution Rights	Broad-based weighted average anti-dilution protection
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Not applicable
Percentage ownership of the Company by the holders of such security.	45%

Type of security	SAFE
Amount outstanding/Face Value	$355,000
Voting Rights	None
Anti-Dilution Rights	None
Other Material Terms	30% Discount
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This SAFE will convert into preferred equity of the Company upon a bona fide preferred stock financing of the Company
Percentage ownership of the Company by the holders of such security.	Not applicable

Type of security	Republic Reg-CF Crowd SAFE Series 2020A
Amount outstanding/Face Value	$132,518.39
Voting Rights	None
Anti-Dilution Rights	None
Other Material Terms	$5m Pre-money Valuation Cap, no discount
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security.	Not applicable

The Company has the following debt outstanding:

Type of debt	Unsecured
Amount outstanding	$300,000
Interest Rate and Amortization Schedule	0% interest
Description of Collateral	None
Other Material Terms	The Company has an outstanding, non-convertible, uncollateralized, interest free loan from Humble Holdings S.A., the company's main shareholder, extended as loan on September 9, 2019 in order to finance operations of the Company.
Maturity Date	The maturity of this debt is as follows: The Company shall repay the loan in full on the earlier of: (1) May 1, 2021; (2) within five (5) calendar days as from the receipt by the Borrower of any funds under the second

	Funding Round and until full repayment of the utilized Loan(s); or (3) upon occurrence of an event of default, which includes the declaration of bankruptcy by the Company or the insolvency of the Company. The lender will extend the payment terms of the loan to facilitate the Company's operations, and does not intend to request repayment under either 1 or 2 until additional funds are raised or the company increases its sales in a sufficient manner to fund its ongoing operations.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Humble Holdings S.A., a Luxembourg based corporation.	5,625,000 shares of Series Seed Preferred Stock	45%
Global Lifestyle Consulting, LLC, a consulting firm wholly owned and managed by the Company's Chief Executive Officer, Tina Bhojwani	4,375,000 shares of Common Stock	35%
CJ Consulting 18 Corp., a consulting firm wholly owned and managed by the Company's lead designer, Jean-Michel Cazabat	2,500,000 shares of Common Stock	20%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Humble Shoe Company, Inc., d.b.a. AERA, sells luxury, handmade, vegan and sustainable footwear. It primarily conducts direct to consumer sales online through its website, but the company also works with retail partners at the wholesale level. The company designs timeless and seasonless women's shoes, using Italian made, eco-friendly and all vegan materials, and then works with small, family owned, artisan footwear manufacturers in Veneto, Italy, the world's center of luxury shoe-making for centuries, to produce these shoes. The company then conducts an extensive Life Cycle Assessment (LCA) study on all its products, in cooperation with SCS Global Services, a leader in third-party environmental and sustainability certification, through which it measures and transparently presents the full environmental impacts of the manufacturing and transportation of its products. Finally, the company works with accredited third parties and invests in environmental Offsets that mitigate the aforementioned environmental impacts by 110%, including Global Warming Emissions, Fresh Water Use and Plastic Use, which allows the company to accurately claim that AERA shoes are Good for People and Good for the Planet. The products are Carbon Negative Certified, and the company is also a Pending B Corp.

Liquidity and Capital Resources

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. As of December 31st, 2020, the Company had $117,093 in aggregate cash and cash equivalents, leaving the Company with approximately 4 months of runway.

Description of Indebtedness

The Company has an outstanding, non-convertible, uncollateralized, interest free loan from Humble Holdings S.A., the company's main shareholder, extended as loan on September 9, 2019 in order to finance operations of the Company, in the amount of $300,000.00. The maturity of this debt is as follows: The Company shall repay the loan in full on the earlier of: (1) May 1, 2021; (2) within five (5) calendar days as from the receipt by the Borrower of any funds under the second Funding Round and until full repayment of the utilized Loan(s); or (3) upon occurrence of an event of default, which includes the declaration of bankruptcy by the Company or the insolvency of the Company. The lender will extend the payment terms of the loan to facilitate the Company's operations, and does not intend to request repayment under either 1 or 2 until additional funds are raised or the company increases its sales in a sufficient manner to fund its ongoing operations.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future, outside of potentially launching a pop-up store in New York City to further increase awareness about the AERA brand.

Material Changes and Other Information

The Company raised a total of $132,518.39 through an Equity Crowdfunding round with Republic (www.republic.co), at favorable terms for the Company, in December 2020. No other material changes are noted. The Company has not failed to comply with the ongoing reporting requirements of Regulation CF in the past.

Trends and Uncertainties

For Trends and Uncertainties, please see RISK FACTORS

Restrictions on Transfer

Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer. Furthermore, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith. Finally, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS, CONFLICTS OF INTEREST AND BAD ACTORS DISCLOSURE

Related Person Transactions and Conflicts of Interest

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: The Company's Chief Executive Officer, Tina Bhojwani, offers her services to the company through a Consulting Agreement between the Company and the consulting firm she owns, Global Lifestyle Consulting, LLC, or GLC Consulting. GLC Consulting owns 35% of the currently outstanding capitalization of the Company, as well as a SAFE in the amount of $40,000. Jean-Michel Cazabat, the Company's lead designer, offers his services to the company through a Consulting Agreement between the Company and the consulting firm he owns, CJ Consulting 18 Corp., or CJ Consulting. CJ Consulting owns approximately 20% of the fully diluted capitalization of the Company. The Company's largest stockholder, Humble Holdings S.A., also owns 5 outstanding SAFEs in the Company, totaling $315,000, and has made an Interest Free Loan to the company, as described in the section Capitalization and Debt.

The Company has no Conflicts of Interest to Disclose.

Bad Actor Disclosure

The company has no Bad Actors to disclose.

EXHIBIT A
Financials

THE HUMBLE SHOE COMPANY INC.
Financial Statements
For the Year ended December 31, 2020
Together With Accountant's Review Report

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Shareholders of the Humble Shoe Company Inc.:

We have reviewed the accompanying financial statements of the Humble Shoe Company Inc., which comprise the balance sheet as of December 31, 2020, and the related statements of income and retained earnings, and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States.

New York, New York
April 24, 2021

THE HUMBLE SHOE COMPANY INC
Balance Sheet
December 31, 2020

ASSETS

Current Assets:

Cash	$	114,954
Inventory		160,753
Total Current Assets		275,707

Other Assets:

Subscriptions receivable		437
Total Assets	$	276,144

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

Loan payable - shareholder	$	300,000
Total Current Liabilities		300,000

Long Term Liabilities:

Simple agreements for future equity		484,920
Total Liabilities		784,920

Shareholders' Equity

Common stock, $0.0001 par value 14,000,000 shs authorized, 4,375,000 issued	437
Preferred stock, no par value	800,000
Retained earnings/(deficit)	(1,309,213)
Total Shareholders' Equity	(508,776)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	276,144

See accountant's review report and notes to financial statements.

THE HUMBLE SHOE COMPANY INC
Statement of Income and Retained Earnings
For the Year Ended December 31, 2020

Net Sales	$	84,096
Cost of goods sold		
Product costs		28,267
Customs broker and duties		14,843
Freight		600
Total cost of goods sold		43,710
Gross profit		40,386
Selling, general, and administrative expenses		
Outside labor		142,390
Adverstising and marketing		131,997
Rent		52,888
Showroom		21,000
Reimbursable expenses		3,403
Legal and professional		13,156
Shipping and warehouse		18,117
Office supplies and expense		271
Computer and technology		24,586
Bank and credit card fees		740
Insurance		2,609
Corporate fees		450
Sales taxes		3,736
Total expenses		415,343
Income/(loss) from operations		(374,957)
Other income (expenses):		
Grant income - SBA		3,000
Financing fees		(13,315)
Corporate and other taxes		(79)
Net income/(loss)		(385,351)
Retained earnings/(deficit) - beginning of year		(923,862)
Retained earnings/(deficit) - end of year	$	(1,309,213)

See accountant's review report and notes to financial statements.

THE HUMBLE SHOE COMPANY INC
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash Flows From Operating Activities:

Net income/(loss)	$	(385,351)
Adjustments needed to reconcile net income with net cash provided by operating activities:		
(Increase)/decrease in inventory		3,457
Net cash provided/(used) by operating activities		(381,894)
Cash Flows From Financing Activities:		
Proceeds from simple agreements for future equity		484,920
Net cash provided/(used) by financing activities		484,920
Net increase/(decrease) in cash		103,026
Cash – beginning of year		11,928
Cash – end of year	$	114,954

Supplementary disclosure of cash flow information:

Interest expense	$	-
Corporate taxes paid	$	54

THE HUMBLE SHOE COMPANY INC
Statement of Shareholders' Equity
For the Year Ended December 31, 2020

	Common Stock		Preferred Stock				
	Shares	Par Value	Shares	Issue Price	Issued Value	Retained Earnings/(Deficit)	Total Shareholders' Equity
Beginning Balance	4,375,000	$ 437	5,625,000	0.14222	$ 800,000	$ (923,862)	$ (123,425)
Net income/(loss)	-	-	-	-	-	(385,351)	(385,351)
Ending Balance	4,375,000	$ 437	5,625,000	0.14222	$ 800,000	$ (1,309,213)	$ (508,776)

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization:

The Humble Shoe Company, Inc. ("the Company"), was incorporated under the laws of the State of Delaware on November 16, 2018. The Company is engaged in the business of producing and distributing luxury footwear products with materials from sustainable sources, primarily in the United States.

Basis of Accounting

The Company uses the accrual basis of accounting for both financial reporting and income tax reporting purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

The Company's trade accounts receivable are recorded at amounts billed to customers, and presented on the balance sheet net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company. As of December, 31, 2020 the accounts receivable balance was $-0-.

Merchandise Inventory

Inventory is valued at the lower of cost or market on first-in first-out basis. In calculating the inventory allowance, the Company measures the difference between the cost and market value of the inventory based upon a formula that considers the quantities of certain raw materials on hand and the historical usage of these items.

Marketing, Promotions, and Advertising

The Company expenses the cost of marketing, promotions, and advertising as incurred. The expense for the period ended December 31, 2020 was $131,997 for such expenses.

Start-up costs

Generally accepted accounting principles in the United States of America require the Company to expense start-up costs as incurred.

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Generally accepted accounting principles in the United States of America require the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company determined that there are no uncertain tax positions that require financial statement recognition. The Company's tax returns remain open for examination by tax authorities for a period of three years from when they are filed.

(2) LOAN PAYABLE - SHAREHOLDER

On September 9, 2019, the Company executed a bridge loan facility agreement with its preferred shareholder. This loan, has since had additional extensions, in aggregate totals $300,000 and is interest free due to its short term nature. This loan is payable in full on the earlier of 5 days after receipt of the next round of financing by the Company, or May 1, 2021.

(3) SIMPLE AGREEMENTS FOR FUTURE EQUITY - SAFE's

During 2020, the Company issued various simple agreements for future equity instruments ("SAFE's") in exchange for $484,920 in financing. The SAFE's grant the recipient the right to shares of the Company's capital stock based on future financing round valuations subject to a cap.   If the right to Company shares is not exercised, the SAFE holders will receive a cash payment equal to their purchase amount in most instances.

(4) COMMITMENTS AND CONTINGENCIES

Concentration of Credit Risk for Cash Held in Bank

The Company maintains its cash in bank deposit accounts which at times may exceed $250,000 – the maximum amount insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in these accounts. The financial institutions have strong credit ratings and the Company believes that credit risk related to these accounts is minimal.

Rent

The Company leases office space from one of its shareholders for a term of 1 year. Rent expense is currently $3,000 per month.

Showroom

As part of a consulting agreement, the Company committed to a $3,000 per month payment for use of the consultant's showroom.

(5) MAJOR CUSTOMERS

Two customers accounted for approximately 46% of net sales for the year ended December 31, 2020.

(6) SUBSEQUENT EVENTS

Subsequent events have been evaluated through April 24, 2021, which is the date the financial statements were available to be issued.